Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Xilinx, Inc. (“Xilinx”) for the registration of its debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees or units, and to the incorporation by reference therein of our reports dated May 29, 2007, with respect to the consolidated financial statements of Xilinx, Xilinx management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Xilinx incorporated by reference in its Annual Report (Form 10-K) for the year ended March 31, 2007, and the related financial statement schedule of Xilinx included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

June 12, 2007